UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41752

Earlyworks Co., Ltd.

5-7-11, Ueno, Taito-ku

Tokyo, Japan 110-0005

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Results of Extraordinary General Meeting of Shareholders of Earlyworks Co., Ltd.

The Extraordinary General Meeting (the “Meeting”) of shareholders of Earlyworks Co., Ltd. (the “Company”) was held on November 14, 2025 in Tokyo, Japan.

As previously disclosed in the Company’s Report on Form 6-K filed with the U.S. Securities and Exchange Commission on October 30, 2025, the shareholders of the Company were invited to cast votes on the following proposals during the Meeting: (i) item No.1 Issuing Shares for Subscription, (ii) item No.2 Issuing Shares for Subscription, which, together with item No.1, was intended to acquire 100% of the outstanding shares of common stock of PrimeDelta Corp. (“PrimeDelta”) by issuing shares to PrimeDelta’s stockholder(s), thereby making PrimeDelta a wholly-owned subsidiary of the Company, (iii) item No.3 Issuing Share Option for Subscription, which is related to certain pre-funded warrants issued to investors in an initial closing of the Company’s private placement in October 2025 (the “October Offering”); (iv) item No.4 Issuing Share Option for Subscription, which is related to certain ordinary warrants issued to investors in the October Offering; (v) item No.5 Issuing Share Option for Subscription, which is related to certain warrants issued to the placement agent in the October Offering; (vi) item No.6 Election of Two (2) Directors, who are Jason D. Sawyer and Michael Hilmer; (vii) item No.7 Partial Amendments to the Articles of Incorporation.

At the Meeting, the shareholders of the Company did not approve item No.1 and item No.2, and approved and adopted the other five resolutions as originally proposed.

A total of 9,654,045 votes, representing approximately 64.03% of the votes exercisable as of August 15, 2025, the record date for the Meeting, were present in person or by proxy at the Meeting. The results of the votes were as follows:

Resolution	For	Against
Item No.1	112,890	9,541,155
Item No.2	112,890	9,541,155
Item No.3	9,574,955	79,090
Item No.4	9,574,955	79,090
Item No.5	9,574,955	79,090
Item No.6 (Election of Jason D. Sawyer as Director)	9,609,715	44,330
Item No.6 (Election of Michael Hilmer as Director)	9,610,315	43,730
Item No.7	9,574,955	79,090

Appointment of New Directors

During the Meeting, the Company’s shareholders passed resolutions to appoint Mr. Jason D. Sawyer and Mr. Michael Hilmer, respectively, as independent directors of the Company, with the appointments deemed to be effective on November 15, 2025.

Mr. Jason D. Sawyer, age 54, has approximately 30 years of experience in the alternative investment sector and has served as the general manager of Access Alternative Group S.A. (AAG) since February 2004. He currently serves as a director for multiple corporations, which include but are not limited to FUTR Corporation (TSXV:FTRC), Lixte Biotechnology Holdings, Inc. (Nasdaq: LIXT) and Entero Therapeutics, Inc (Nasdaq: ENTO).

Mr. Michael Hilmer, age 58, has over 30 years of leadership experience spanning the fields of financial technology (FinTech), data monetization, structured finance, and digital transformation. He has served as the chairman and chief executive officer of FUTR Corporation since April 2018.

No family relationships exist between Mr. Jason D. Sawyer and any director or executive officer of the Company, or between Mr. Michael Hilmer and any director or executive officer of the Company.

Entry into Material Definitive Agreements

As previously disclosed in the Company’s Report on Form 6-K filed with the U.S. Securities and Exchange Commission on October 21, 2025, in connection with an initial closing of the October Offering on October 15, 2025 (the “First Closing”), the Company entered into securities purchase agreements on October 10, 2025 (the “Securities Purchase Agreements”) with certain investors (the “First Closing Investors”), pursuant to which the Company sold, and the First Closing Investors purchased, for an aggregate purchase price of $5,000,001.76: (i) pre-funded warrants of the Company to purchase up to an aggregate of 2,403,847 American Depositary Shares of the Company (“ADSs”), at an exercise price of $0.0005 per ADS, with each ADS representing five ordinary shares of the Company (“Ordinary Shares”), and (ii) warrants of the Company to purchase up to an aggregate of 2,403,847 ADSs, at an exercise price of $2.72 per ADS, which was equal to the closing price of the ADSs on the date of the Securities Purchase Agreements.

Subsequent to the First Closing, certain of the First Closing Investors assigned their respective rights to participate in a second closing of the October Offering (the “Second Closing”) to one of the First Closing Investors and a third-party investor (collectively, the “Second Closing Investors”). On November 18, 2025, the Company completed the Second Closing pursuant to the Securities Purchase Agreements where the Company issued and sold to the Second Closing Investors, for an aggregate purchase price of $2,080,000: (i) pre-funded warrants of the Company (the “Pre-Funded Warrants”) to purchase up to an aggregate of 1,000,000 ADSs, at an exercise price of $0.0005 per ADS, and (ii) warrants of the Company to purchase up to an aggregate of 1,000,000 ADSs (the “Ordinary Warrants”, together with the Pre-Funded Warrants, the “Purchaser Warrants”), at an exercise price of $2.72 per ADS. The Pre-Funded Warrants were immediately exercisable on the date of issuance and will expire when exercised in full. The Ordinary Warrants were immediately exercisable and will expire on November 17, 2030. Each Second Closing Investor’s ability to exercise the Purchaser Warrants is subject to certain 4.99% and 9.99% beneficial ownership limitation provisions set forth therein.

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In connection with the Second Closing, pursuant to the placement agency agreement, dated October 10, 2025, between the Company and Alexander Capital L.P. (“Alexander Capital”), the placement agent for the October Offering, the Company issued to certain representatives of Alexander Capital warrants to purchase up to 40,000 ADSs (the “Placement Agent Warrants”), representing 200,000 Ordinary Shares, at an exercise price of $2.08 per ADS, subject to adjustment set forth therein, which were immediately exercisable and will expire five years from issuance. The Company also paid Alexander Capital a cash fee equal to 8% of the gross cash proceeds of the securities sold in the Second Closing.

The foregoing descriptions of each of the form of Pre-Funded Warrants, form of Ordinary Warrants, and form of Placement Agent Warrants, is qualified in their entirety by reference to the forms thereof, which are filed hereto as Exhibits 4.1, 4.2, and 4.3 respectively.

Exhibit Index

Exhibit No.	Description
4.1	Form of Pre-Funded Warrant, dated as of November 18, 2025
4.2	Form of Ordinary Warrant, dated as of November 18, 2025
4.3	Form of Placement Agent Warrant, dated as of November 18, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Earlyworks Co., Ltd.

Date: November 21, 2025	By:	/s/ Satoshi Kobayashi
	Name:	Satoshi Kobayashi
	Title:	Chief Executive Officer, Interim Chief Financial Officer and Representative Director (Principal Executive Officer)

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